SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of July 1999

                            --------------------

                         THE DIALOG CORPORATION PLC
           (exact name of registrant as specified in its charter)
                     (formerly known as M.A.I.D plc)

                            --------------------

                        THE COMMUNICATIONS BUILDING
                            48 LEICESTER SQUARE
                          LONDON WC2H 7DB, ENGLAND
                  (Address of Principal Executive Offices)

                           ---------------------


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                    FORM 20-F |X|      FORM 40-F|_|

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                     YES  |_|         NO  |X|


      On July 1, 1999, The Dialog Corporation plc (the "Registrant") held its annual stockholders meeting, and in accordance therewith distributed to each stockholder of the Registrant the 1998 Annual Report, which incorporates the Proxy Statement for the Registrant's 1999 Annual General Meeting of Stockholders and is annexed as Exhibit 13.1 to this report on Form 6-K. On July 1, 1999, the Registrant also issued a press release annexed as Exhibit 99.1 to this report on Form 6-K announcing the appointment of Salomon Smith Barney to assist the Registrant together with The Chase Manhattan Bank in restructuring the Registrant's debt and certain other statements made at the Registrant's Annual General Meeting of Stockholders.


                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: July 13, 1999           THE DIALOG CORPORATION PLC



                              By:    /s/ David G. Mattey
                                    ----------------------------
                                    David G. Mattey
                                    Chief Financial Officer


                               EXHIBIT INDEX

Exhibit No.             Description

13.1 1998 Annual Report of the Registrant, incorporating the Proxy Statement of the Registrant for the Annual General Meeting of Stockholders that was held on July 1, 1999.


99.1     Press Release, dated July 1, 1999, "The Dialog Corporation,
         AGM Statement."